Exhibit 99.B(d)(85)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

QS Investors, LLC

As of May 30, 2014, as amended April 13, 2017

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

Multi-Asset Real Return Fund	[REDACTED](1)

(1)  Commencing on March 31, 2017, an offset will be applied by the Adviser against each monthly compensation amount to the Sub-Adviser until a credit in the total amount of [REDACTED] has been achieved. After that time, compensation shall revert to the listed annual rate above, [REDACTED].

Agreed and Accepted:

SEI Investments Management Corporation	QS Investors, LLC

By:	By:

/s/ William T. Lawrence	/s/ Marco Veissid

Name:	Name:

William T. Lawrence	Marco Veissid

Title:	Title:

Vice President	Head of Relationship Management and Business Development